EXHIBIT 99.4

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

($ in thousands)

Twelve Months Ended December 31, 2003

PREFERRED STOCK DIVIDENDS:

Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3975
Compliment of Effective Income Tax Rate (1-Tax Rate)	0.6025
Pre-Tax Preferred Stock Dividends	$2,191

FIXED CHARGES:

Interest Expense	$45,256
Amortization of Debt Premium, Discount and Expense	715
Interest Component of Rentals	238

Total Fixed Charges	46,209
Pre-Tax Preferred Stock Dividends	2,191

Total Fixed Charges and Preferred Stock Dividends	$48,400

EARNINGS:

Net Income before Dividends on Preferred Stock	$99,310
Add:
Income Taxes Applicable to Utility Operating Income	65,262
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses) — Net	253
Total Fixed Charges	46,209

Total Earnings	$211,034

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.4